UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jameson Inns, Inc.
(Name of Subject Company (issuer))

Jameson Inns, Inc. – issuer
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Options to Purchase Common Stock, Par Value $0.10 per share,
Issued Under the Jameson 1993 Stock Incentive Plan
(Title of Class of Securities)

470457102
(CUSIP Number of Class of Securities)

Steven A. Curlee
Vice President, Legal and General Counsel
8 Perimeter Center East
Suite 8050
Atlanta, Georgia 30346-1604

COPY TO:
Lynnwood R. Moore, Jr
3700 First Place Tower
15 East Fifth Street
Tulsa, Oklahoma 74103-4344

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$8884	$1

*Calculated solely for the purpose of determining the filing fee in accordance with Section 13(e)(3) of the
Securities Exchange Act of 1934. This amount assumes the cancellation of all options subject to this offer.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1
Form or Registration No.: Schedule TO
Filing Party: Jameson Inns, Inc.
Date Filed: March 20, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO with exhibits thereto, filed with the Securities and Exchange Commission on March 20, 2002, as amended by Amendment No. 1 thereto filed on April 2, 2002, (the “Schedule TO”), upon the terms and subject to the conditions set forth in the Offer to Cancel All Outstanding Options Issued Under the Jameson 1993 Stock Incentive Plan for Cash by Jameson Inns, Inc. (the “Offer”) and the related Letter of Transmittal, reports the final results of the Offer and is the final amendment to the Schedule TO.

The Offer expired at 5:00 p.m., Eastern Time on April 19, 2002. Pursuant to the Offer, Jameson Inns, Inc. accepted for cancellation on April 19, 2002, options exercisable for 185,766 shares of Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

/s/ Craig R. Kitchin
(Signature)

Craig R. Kitchin, President and Chief Financial Officer
(Name and Title)

October 9, 2002
(Date)